May 24, 2018

Via EDGAR

Jennifer Gowetski, Esq.

Senior Counsel

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Phone:   (202) 551-3401

Re:                             Ashford Inc.

Preliminary Proxy Statement on Schedule 14A

File No. 001-36400
Filed on April 24, 2018
Comment Letter Dated May 18, 2018

Dear Ms. Gowetski:

Ashford Inc. (the “Company”) received a comment letter from the staff from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 18, 2018 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed on April 24, 2018 (the “Proxy Statement”).  The Company is respectfully submitting the response below to the comment in such comment letter in connection with our filing with the Commission of Amendment No. 1 to the Proxy Statement (the “Amended Preliminary Proxy Statement”) on the date hereof.  To facilitate your review, the comment of the Staff has been set forth below in italics and is followed by our response.  Capitalized terms used but not defined in this letter have the meanings set forth in the Registration Statement.

Our amended and restated bylaws contains a provision…, page 38

1.              We note your disclosure on page 38 that your board approved and adopted amended and restated bylaws that require that “stockholders meet certain ownership thresholds in order to initiate claims on behalf of the Company and/or any class of current and/or prior stockholders against the Company and/or against and director and/or officer of the Company.” Please revise to disclose:

a.              The risks more fully to investors if this provision is adopted and how the provision will impact the rights of stockholders, including without limitation, discouraging shareholder litigation and enforcement of shareholder rights;

b.              How you will determine whether certain ownership thresholds have been met and the difficulties that shareholders may have in attempting to locate other shareholders to reach the 3% threshold as of “the date on which such claim was discovered (or should have been discovered)” or “the last date on which a stockholder must have held stock to be included in such class;”

c.               The basis for your belief that this provision is enforceable under Maryland law; and

d.              Whether you intend for this provision to cover claims under the federal securities laws, and, if so, how you considered whether this provision violates the anti-waiver provisions of the federal securities laws.

Response:

In response to the Staff’s comment, the disclosure starting on pages 189 and 190 of the Amended Preliminary Proxy Statement relating to the proposal for the ratification of the provision of the bylaws of AINC relating to the assertion of certain claims by stockholders of AINC (the “Bylaw Provision”) has been revised to provide:

•                  additional discussion of the material risks to which stockholders of AINC may be subject if the Bylaw Provision is in effect;

•                  a more detailed description of how the Bylaw Provision will impact the rights of stockholders of AINC, including, without limitation, discouraging shareholder litigation and enforcement of shareholder rights, which impact, we note, represents the material risks to the stockholders of AINC with respect to the Bylaw Provision;

•                  a more detailed description of how AINC will determine whether certain ownership thresholds have been met for purposes of the Bylaw Provision and the material difficulties that stockholders of AINC could have in attempting to locate other shareholders to reach the 3% threshold as of “the date on which such claim was discovered (or should have been discovered)” or “the last date on which a stockholder must have held stock to be included in such class;”

•                  a discussion of the basis for AINC’s belief that the Bylaw Provision is enforceable under Maryland law; and

•                  a statement indicative of AINC’s intention that the Bylaw Provision not cover claims under the federal securities laws to the extent the enforcement of the Bylaw Provision would violate the anti-waiver provisions of the federal securities laws.

* * *

Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.

Very truly yours,

/s/ Jim Plohg

Jim Plohg

Associate General Counsel

Enclosures

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Dudley W. Murrey

Sunyi Snow

Hunton Andrews Kurth LLP